CIBT EDUCATION GROUP INC.

International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7

Tel: 604.871.9909 Fax: 604.871.9919

Email: info@cibt.net

web: www.cibt.net www.cibt.edu www.cibt-bh.edu.cn www.help-ads.com

TSX.V: CPT

December 10th, 2007

OTC.BB (US): CBTGF

CIBT Expands to Qingdao city in Shandong Province, China

CIBT Education Group Inc (TSXV: CPT; OTC.BB (US): CBTGF) reports that its subsidiary, CIBT School of Business and Technology Corp., has signed an agreement to establish a CIBT Vocational and Education Center at the Qingdao Advanced Technical College (“QATC”) in Qingdao City, China. This new CIBT center will deliver a variety of CIBT vocational and business management programs offered by CIBT and its US and Canadian academic partners. Programs planned for this location include marine diesel maintenance, construction management, travel and tourism, computer animation, game design, and other business management programs.

Qingdao is a major port city in Shandong province, which will be the site of the Olympic sailing competition to be held in 2008.  With a city population of 7.3 million and a provincial population of 90.7 million, and total GDP for 2006 amounting to $40.1 billion, the city has been designated as the Qingdao Development Zone (“QDZ”) by China’s national government since 1984.  Due to significant foreign investment and international trade, the city has a number of major industries including electronics, petrochemicals, machinery manufacturing, building material and processing trade, which comprise five of the city’s largest industrial sectors.  Qingdao is one of the fastest growing cities in Shandong province and is located within a 1.5 hours drive from CIBT’s existing Weifang campuses including Beihai International Management School, CIBT Wyotech Automotive Institute and CIBT Weifang Commercial School Center.

About Qingdao Advanced Technical College:

Established in 1958, Qingdao Advanced Technical College is a state owned post-secondary vocational college located in Qingdao City, China.  Its programs are designed to train advanced level engineers and technicians in specializations such as Modern Digital Machining, Industrial Electrical Automation, Information Technology and other Engineering disciplines. With a campus size of 32 acres, QATC has 214 faculty members and a student population of 5,500.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada is an education management company with operations internationally. Founded in 1986, CIBT Education Group has a long track record of success in the international business arena.  Its subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994.  CIBT delivers US and China accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses across China.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu

President & CEO

Investor Relations Contact: Vantage Communications * N. America Toll Free: 1-800-574-0901* Email: support@vantageir.com

 THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.